Exhibit 3.1

*090203*

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www. nvsos.gov

	Filed in the office of	Document Number
20140816187-48
Filing Date and Time
	Ross Miller	12/19/2014 9:13 AM
Certificate of Amendment	Secretary of State	Entity Number
(PURSUANT TO NRS 780385 AND 78.390)	State of Nevada	E0390262005-0

USE BLACK INK ONLY-DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant of NRS 78.385 and 78.390 – After Issuance of Stock)

1.  Name of Corporation:

LIGHTLAKE THERAPEUTICS INC.

2.  The articles have been amended as follows: (provide article numbers, if available)

Article 4 of the Articles of Incorporation is hereby amended by adding the following to the current contents of Article 4: B. Common Stock. Except as otherwise required by law, the holders of common stock will be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders.

 Upon the filing of this Certificate of Amendment to the Articles of Incorporation of the Corporation with the Secretary of State of the State of Nevada (the “Effective Time”). each one hundred (100) shares of common stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be split and converted into one (1) share of common stock (the “New Common Stock”).

See attached additional language.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as ma be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:     51.5%

4. Effective date and time of filling (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

Signature of Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless t limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include an of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit After
This form must be accompanied by appropriate fees.	Revised: 11-27-13

A.           The total number of shares of common stock authorized that may be issued by the corporation is one billion (1,000,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share and no other class of stock shall be authorized. The corporation may from time issue said shares for such consideration as the Board of Directors may fix.

B.           Common Stock. Except as otherwise required by law, the holders of common stock will be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders.

Upon the filing of this Certificate of Amendment to the Articles of Incorporation of the Corporation with the Secretary of State of the State of Nevada (the “Effective Time”), each one hundred (100) shares of common stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be split and converted into one (1) share of common stock (the “New Common Stock”).

This reverse stock split (the “Reverse Split”) of the outstanding shares of common stock shall not affect the total number of shares of capital stock, including the common stock, that the Corporation is authorized to issue, which shall remain as set forth under this Article 4.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. All references to “common stock” in these Articles shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. Certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent outstanding shares of New Common Stock by dividing the number of shares of Old Common Stock reflected on the face of such certificates dividing by 100 and rounding up to the nearest whole number. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.